Exhibit 21.1

List of Subsidiaries of Kimree, Inc.

Subsidiaries	Place of Incorporation
Geakon Technology (HK) Company Limited	Hong Kong
Kimree Holdings (HK) Co., Limited	Hong Kong
Kimree Technology (HK) Company Limited	Hong Kong
Kimree Hi-Tech Inc.	BVI
Kimsun Technology (Huizhou) Co., Ltd.	PRC
Huizhou Kimree Technology Co., Ltd.	PRC
Geakon Technology (Huizhou) Co., Ltd.	PRC